August 14, 2023

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology

100 F Street, NE
Washington, DC 20549

Re:	Clean Earth Acquisitions Corp.
Revised Preliminary Proxy Statement on Schedule 14A Filed July 26, 2023
File No. 001-41306

Ladies and Gentlemen:

On behalf of our client, Clean Earth Acquisitions Corp. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated August 9, 2023, relating to the Company’s Revised Preliminary Proxy Statement on Schedule 14A filed via EDGAR on July 26, 2023 and referenced by File No. 001-41306.

The Company is concurrently filing via EDGAR a further revised preliminary proxy statement on schedule 14A (the “New Revised Preliminary Proxy Statement”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Revised Preliminary Proxy Statement filed July 26, 2023

General

1.	We note your response to prior comment 24, and your claimed reliance on the exemption in Securities Act Section 4(a)(2). It remains unclear how the offer included in the non-redemption incentive contained in your May 17, 2023 letter to shareholders and the ongoing offers since May 17 have complied with Section 5 of the Securities Act. Given that no registration statement was on file for these offers before they were made, please provide us with a complete analysis regarding how these offers have complied with Section 4(a)(2) or another available exemption.

Response: Pursuant to the Staff’s request, the Company respectfully advises the Staff that the letter to shareholders filed with the Commission on a Current Report on Form 8-K on May 17, 2023 (the “Shareholder Letter”) did not constitute an offer to sell securities within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), in the alternative, if the Shareholder Letter constituted an offer to sell securities, such offer qualifies as a private placement, exempt from registration under the Securities Act pursuant to Section 4(a)(2) thereof.

The Shareholder Letter did not constitute an offer to sell within the meaning of the Securities Act. It merely constituted a notice of a future securities offering under Rule 135.

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Section 2(a)(3) of the Securities Act defines “offer” expansively to include “every attempt or offer to dispose of, or solicitation of an offer to buy, a security or interest in a security, for value.” However, Rule 135 provides a safe harbor where an issuer is merely giving notice of a proposed registered offering. To this end, a notice of a proposed offering will not be deemed an offer if the notice: (1) includes “a statement to the effect that it does not constitute an offer of any securities for sale; and (2) . . .includes no more than the following information:

(i)	the name of the issuer;

(ii)	the title, amount and basic terms of the securities offered;

(iii)	the amount of the offering, if any, to be made by selling security holders;

(iv)	the anticipated timing of the offering;

(v)	a brief statement of the manner and the purpose of the offering, without naming the underwriters; and

(vi)	whether the issuer is directing its offering to only a particular class of purchasers[.]”

The Shareholder Letter complied with both of Rule 135’s requirements. The Company respectfully calls the Staff’s attention to the relevant language of the Shareholder Letter, which, in full, stated the following:

To compensate our shareholders for their patience and support, and to incentivize ongoing commitment by encouraging up to $50 million of CLIN shareholders to not redeem, we anticipate awarding 0.5 newco shares per 1.0 CLIN share not redeemed.  Obviously, the grant will go only to the shareholders that do not exercise their redemption rights, up to $50 million in total.

First, the Company respectfully maintains that this brief statement describing a potential non-redemption was anticipatory in nature, expressing only a future plan to potentially award such shares. As such, there was no “attempt or offer to dispose of, or solicitation of an offer to buy” the shares. Additional terms regarding record date, timing and election procedures were not established at the time of the letter and not included in the Shareholder Letter. Second, this statement is in compliance with Rule 135, including Rule 135(A)(2)(v), providing a brief statement of the purpose of the anticipated offering.

Third, whereas the foregoing excerpt from the Shareholder Letter is found in plain typeface in the middle of the Shareholder Letter, disclaimer and cautionary language was included in the Shareholder Letter beneath bolded and underlined headings including the following, highlighting for potential readers—including the required legend per Rule135(A)(1)—that the Shareholder Letter was for informational purposes only and did not constitute an offer to sell securities:

No Offer or Solicitation

This press release is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Further, cautionary language regarding forward-looking statements was included for the protection of potential readers, which included, among other things:

Forward-Looking Statements

The information in this press release includes statements that are, or may be deemed to be, “forward-looking statements” within the meaning of the U.S. federal securities laws. Forward-looking statements can be identified by the use of forward-looking terminology such as . . . “anticipate,” .. . . . […] You are cautioned that forward-looking statements are not guarantees of future performance . . . . […] By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future.

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Finally, we note for the Staff that in a Current Report on Form 8-K filed with the Commission on July 26, 2023, the Company publicly disclosed the following, in relevant part:

Item 1.01. Entry Into a Material Definitive Agreement.

On July 24, 2023, Clean Earth Acquisitions Corp., a Delaware corporation (the “Company”) and Alternus Energy Group Plc, a public limited company incorporated under the laws of Ireland (“Alternus,” together with the Company the “Parties”) entered into a letter agreement (the “Letter Agreement”), which, among other things, provided for the general terms of the non-redemption incentive (the “Non-redemption Incentive”) to be offered to stockholders of the Company in connection with the forthcoming special meeting . . . .. (emphasis added)

The Company respectfully advises that this Form 8-K, released more than two months after the Shareholder Letter, which references a non-redemption incentive “to be offered” at a later time, further supports that the Company did not intend for the Shareholder Letter to constitute an offer to sell such securities or dispose of them for value.

Accordingly, in consideration of the Shareholder Letter’s anticipatory description of the non-redemption incentive, an express disclaimer under a bold and underlined heading that no offer of securities was being made, and extensive cautionary language under a bold and underlined heading regarding the nature of forward-looking language, the Company respectfully advises the Staff that the Shareholder Letter did not and does not, nor was it the intent of the Company for the Shareholder Letter to, constitute an offer to sell securities within the meaning of the Securities Act,

In addition, the Company respectfully advised the Staff that its disclosures, limiting the eligible shareholders to those who do not redeem shares in connection with the proposed business combination is in compliance with Rule 135(A)(2)(vi) as the class is defined.

Alternative 1: In the alternative, if the Shareholder Letter constituted an offer to sell, it qualifies as a private placement, exempt from registration under the Securities Act pursuant to Section 4(a)(2) thereof.

Pursuant to the Staff’s request, the Company respectfully advises the Staff that the issuance of the non-redemption incentive shares is exempt from registration under the Securities Act pursuant to Section 4(a)(2) thereof.

The SEC generally considers four factors when determining whether an offering is a public offering: (i) the number of offerees; (ii) sophistication of the offerees; (iii) relationship between the issuer and the offerees; and (iv) size and manner of the offering. See SEC Release No. 33-285 (January 24, 1935).

(i)	Number of offerees. The non-redemption incentive shares are anticipated to be offered only to the limited pool of stockholders of the Company existing as of July 20, 2023, the record date for the definitive proxy statement (the “Record Date”). Further, the pool of potential recipients has been inherently reduced from the time of the Company’s initial public offering to those shareholders who did not redeem their shares in connection with the Company’s special meeting held to extend the period of time for which the Company has to complete its initial business combination. In addition, the pool of potential recipients is further limited to those shareholders who do not elect to redeem their shares in connection with the Company’s special meeting for shareholders to approve the business combination. Furthermore, SPACs recently have been averaging redemption rates in excess of 90% of their outstanding, redeemable shares, further limiting the pool of offerees. See, e.g., Cameron McVie, The State of the SPAC Market, Russel Investments, April 27, 2023 (https://russellinvestments.com/us/blog/state-of-spac-market.

(ii)	Sophistication of the offerees. The prospective offerees are existing stockholders who have already purchased registered common stock of the Company. Further, those who chose not to redeem their shares, as shown above, implicitly make an informed, calculated decision to remain shareholders of the public company. See, e.g., Cameron McVie, The State of the SPAC Market, Russel Investments, April 27, 2023 (https://russellinvestments.com/us/blog/state-of-spac-market. Furthermore, the company has been a public reporting company since its initial public offering and investors have access to all required disclosures and information regarding the Company and the proposed business combination.

August 14, 2023 Page 4

(iii)	Relationship between the issuer and the offerees. The prospective offerees are limited to stockholders of the Company as of the Record Date. In addition, because the Company is a SPAC, the post-Business Combination operations of the Company will be the current operations of Alternus, which have been extensively disclosed in the preliminary proxy.

(iv)	Size and manner of the offering. Any potential issuance is limited to 2.5 million shares of the post combination company, which constitutes less than roughly 6.1% of the post business combination stock, assuming maximum redemptions, and less than roughly 5.3% of the post business combination stock, assuming no additional redemptions.

For the reasons stated above, the issuance of the Newco Shares in connection with the non-redemption incentive is exempt from registration under the Securities Act pursuant to Section 4(a)(2).

2.	Please update your disclosure regarding the status of compliance of your public warrants with Nasdaq's continued listing standards. In this regard, we note that on June 13, 2023, you received a Notification Letter from the Listing Qualifications Department of NASDAQ Stock Market and were provided 45 calendar days from the date of the Notification Letter, or until July 28, 2023, to submit a plan to regain compliance with NASDAQ listing rule 5452(b)(C).

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 13 and 41 of the New Revised Preliminary Proxy Statement.

Unaudited Pro Forma Condensed Combined Financial Information, page 64

3.	We note your revised disclosure in response to prior comment 27 that 1,000,000 shares of Clean Earth’s Class A common stock are subject to non-redemption commitments contingent upon the close of the Business Combination, pursuant to a certain subscription agreement between Clean Earth Acquisitions Sponsor LLC and an institutional investor, dated November 11, 2021. Please disclose the material terms of this subscription agreement.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 65 and 77 of the New Revised Preliminary Proxy Statement.

4.	We note your revised disclosure in response to prior comment 11 that the Board’s general validation and comfort level of financial projections from 2026 to 2051 included the assumption that there would be no divestment of asset of Alternus and the assumption that no material terms of the Solis bond waiver are consummated aside from the refinancing of the Solis debt prior to September 30, 2023. Please also disclose whether the near-term projections the Board considered a material input to determine the valuation of Alternus (2022 to 2025 for the BCA and 2023 to 2025 for the Amendment) assumed the divestment of assets or consummation of other material terms of the Solis bond waiver agreements. In this regard, we note that under the current Solis bond waiver agreement, Solis must fully repay the Bonds by September 30, 2023, and if Solis is unable to fully repay the Bonds by September 30, 2023, Solis’ bondholders have the right to immediately transfer ownership of Solis and all of its subsidiaries to the bondholders and proceed to sell Solis’ assets to recoup the full amount owed to the bondholders, which is currently €147,000,000 (approximately $158,000,000). We also note your disclosure that in addition to the potential refinancing of the bond, the company has engaged a leading global firm to support a potential sale of some or all of the assets. As it appears the terms of the current Solis bond waiver agreement could impact the projected financial information and valuation of Alternus, please discuss whether the Clean Earth Board has considered such terms with respect to its recommendation to Clean Earth stockholders to approve the business combination. Please also provide related risk factor disclosure.

Response: The Company acknowledges the Staff’s comment and has revised disclosures on pages 28-29 and 118 of the New Revised Preliminary Proxy Statement.

August 14, 2023 Page 5

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Aaron T. Ratner, Chief Executive Officer, Clean Earth Acquisitions Corp.

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